FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2023.

BBVA

Creando Oportunidades

3Q23 Earnings Release

BBVA Argentina

November 21, 2023

Buenos Aires, Argentina

3Q23 Highlights

Macroeconomic indicators 09/30/2023
YoY Inflation: 138.3%
QoQ Inflation: 34.8%
A 3500 FX Rate: AR$350.01 (+36.4% QoQ, +137.6% YoY)
MPR: 118% APR – 209% APY

3Q23 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

-76%
-9%
23.0
40.9
9.9
83.0
75.9
3Q22
2Q23
3Q23
9M22
9M23

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

-1%
+60%
115.4
169.0
167.3
292.8
467.7
3Q22
2Q23
3Q23
9M22
9M23

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

-141 pbs
-30 pbs
2.4%
4.0%
0.9%
2.9%
2.6%
3Q22
2Q23
3Q23
9M22
9M23

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

-844 pbs
-328 pbs
13.5%
21.5%
5.1%
16.8%
13.5%
3Q22
2Q23
3Q23
9M22
9M23

3Q23 Highlights

40,934
20,134
-1.049
-2.340
534
7,244
-12.156
-205
-47.598
19,017
9,885
2Q23 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
3Q23 Net Income

1 Income boosted by income from **public securities**, and **loans** pricing in the increase in monetary policy rate

NET INTEREST INCOME
270.2 bn
+8.1% QoQ
+48.1% YoY

FINANCIAL MARGIN
14.4 mm
-17.6% QoQ
-0.7% YoY

2 **Loan loss allowances Cargos por incobrabilidad** improvement driven by the release of provision stock

LOAN LOSS ALLOWANCES
7.7 bn
-48.4% QoQ
-21.0% YoY

3 **Efficiency ratio** affected by **high inflation** in the quarter of 34.8%

OPERATING EXPENSES
137.2 bn
+9.7% QoQ
+31.6% YoY

EFFICIENCY RATIO* (%)
82.4%
in 3Q23
+3.039 bps QoQ
+1.760 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Quarterly efficiency ratio*

3Q23 Highlights
BBVA
3Q23 Earnings Release

3Q23 Highlights

Macroeconomic indicators 09/30/2023
YoY Inflation: 138.3%
QoQ Inflation: 34.8%
A 3500 FX Rate: AR$350.01 (+36.4% QoQ, +137.6% YoY)
MPR: 118% APR – 209% APY

EFFICIENCY*(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

69.0%
63.9%
62.4%
56.6%
63.8%
3Q22
4Q22
1Q23
2Q23
3Q23
Quarterly income
Quarterly expenses
Acc. Efficiency ratio

*For its definition please refer to the glossary at the end of this document.

NET FEE INCOME (AR$ billion, INFLATION ADJUSTED)

-45%
-3%
39.4
21.7
17.6
32.0
45.0
13.0
39.5
17.6
21.9
63.8
39.0
24.8
60.6
37.8
22.8
3Q22
2Q23
3Q23
9M22
9M23
Fee Income
Fee expenses
Net Fee Income

9M23 Highlights

82,956
265,182
- 5,775
1,082
- 3,255
- 11,680
- 70,650
1,907
- 134.026
- 49,856
75,884
9M22 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
9M23 Net Income

1 Income boosted by **interest income**, through higher monetary policy **rate and position in public securities** and BCRA instruments

NET INTEREST INCOME
739.3 bn **+55.9%** YoY

FINANCIAL MARGIN
45.3 bn **+2.4%** YoY

2 **Loan loss allowances** slightly higher due to retain loan potfolio behavior

LOAN LOSS ALLOWANCES
36.3 bn **+47.4%** YoY

3 **Efficiency ratio** affected by **high inflation** in the year of 103.2%

OPERATING EXPENSES
377.6 bn **+23.0%** YoY

EFFICIENCY RATIO* (%)
63.8% in 3Q23
-579 bps QoQ
-1.467 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Accumulated efficiency ratio

3Q23 Highlights

Macroeconomic indicators 09/30/2023
YoY Inflation: 138.3%
QoQ Inflation: 34.8%
A 3500 FX Rate: AR$350.01 (+36.4% QoQ, +137.6% YoY)
MPR: 118% APR – 209% APY

3Q23 Earnings Release

Private sector loans
(AR$ billion, INFLATION ADJUSTED)

Commercial segment gaining momentum

~0%
-5%
1,388
1,456
1,386
41%
59%
45%
55%
48%
52%
3Q22
2Q23
3Q23
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

8.47%	9.01%	9.35%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System NPL*
3.08%
1.40%
2.07%
2.07%
1.07%
1.38%
1.42%
0.41%
0.16%
0.34%
3Q22
2Q23
3Q23
Retail NPL
Total NPL
Commercial NPL

236.86%
218.44%
186.42%
2.65%
4.09%
2.14%
3Q22
2Q23
3Q23
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Private sector deposits
(AR$ billion, INFLATION ADJUSTED)

Time deposits losing participation

+2%
-4%
2,511
2,692
2,572
12%
31%
21%
35%
7%
34%
1%
23%
36%
7%
30%
1%
30%
33%
64%
LOW COST FUNDING
3Q22
2Q23
3Q23
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

6.68%	7.03%	7.13%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

78%	84%	77%

Strong organic generation of capital

26.2%
28.4%
27.1%
11.5%
11.5%
11.5%
8.0%
8.0%
8.0%
3Q22
2Q23
3Q23
Minimum requirement
Additional buffer
Capital ratio

* RPC includes 100% of quarterly results

Public sector exposure under control in a context of low credit activity

9.8%
15.6%
11.0%
17.3%
12.7%
16.8%
3Q22
2Q23
3Q23
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of August 2023, last available information. Excludes BCRA exposure.

3Q23 Highlights

BBVA

3Q23 Earnings Release

Macroeconomic indicators 09/30/2023
YoY Inflation: 138.3%
QoQ Inflation: 34.8%
A 3500 FX Rate: AR$350.01 (+36.4% QoQ, +137.6% YoY)
MPR: 118% APR – 209% APY

Transformation

DIGITAL ACTIVE CLIENTS (MILLIONS)

+11%
2.23
2.40
2.47
3Q22
2Q23
3Q23

MOBILE ACTIVE CLIENTS (MILLIONS)

+14%
1.98
2.18
2.26
3Q22
2Q23
3Q23

DIGITAL CLIENT PENETRATION %

62%
61%
3Q22
3Q23

MOBILE CLIENT PENETRATION %

55%
56%
3Q22
3Q23

MONETARY TRANSACTIONS BY CHANNEL

21%
78%
17%
82%
17%
82%
3Q22
2Q23
3Q23
Remote*
ATM+ATS
Tellers

Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.
Tellers represent less than 1%

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

91.4%
93.9%
93.8%
61.2%
71.8%
72.7%
3Q22
2Q23
3Q23
Digital Sales PRV (% Sales)
Digital Sales (% Units)

NEW CLIENT ACQUISITION*
THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

151
154
157
72%
75%
76%
DIGITAL ACQUISITION
+9%
3Q23 vs. 3Q22
3Q22
2Q23
3Q23

***Remote** channels with **more participation** than **physical** ones*

REMOTE CHANNELS
OMNETARY TRANSACTION YoY % GROWTH AS OF 3Q23

+21%
Web
+123%
Mobile

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces Third Quarter 2023 results

Buenos Aires, November 21, 2023 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q23), ended on September 30, 2023.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2022 and 2023 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2023.

3Q23 Highlights

•	BBVA Argentina’s inflation adjusted net income in 3Q23 was $9.9 billion, 75.9% lower than the $41.0 billion reported on the second quarter of 2023 (2Q23), and 57.1% lower than the $23.0 billion reported on the third quarter of 2022 (3Q22). BBVA Argentina’s inflation adjusted net income for the first nine months of 2023 (9M23) totaled $75.9 billion, 8.5% lower than the $83.0 billion reported in the first nine months of 2022 (9M22).
•	In 3Q23, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 0.9% and an inflation adjusted average return on equity (ROAE) of 5.1%. In the first nine months of 2023, BBVA Argentina posted an inflation adjusted ROAA of 2.6% and an inflation adjusted ROAE of 13.5%.
•	Operating income in 3Q23 was $167.3 billion, 1.0% below the $169.0 billion recorded in 2Q23 and 45.0% over the $115.4 billion recorded in 3Q22. In the first nine months of 2023, operating income was $467.7 billion, 59.7% above the $292.8 billion recorded in the same period of 2022.
•	In terms of activity, total consolidated financing to the private sector in 3Q23 totaled $1.4 trillion, falling 4.8% in real terms compared to 2Q23, and contracting 0.1% compared to 3Q22. In the quarter, the variation was mainly driven by a decline in credit cards by 8.9%, in consumer loans by 11.7% and in other loans by 7.3%. This was offset by an increase in discounted instruments by 7.1%. BBVA’s consolidated market share of private sector loans reached 9.35% as of 3Q23.
•	Total consolidated deposits in 3Q23 totaled $2.6 trillion, decreasing 4.3% in real terms during the quarter, and increasing 2.3% YoY. Quarterly decrease was mainly explained by a fall in savings accounts and in time deposits, by 12.3% and 16.0% respectively. The Bank’s consolidated market share of private deposits reached 7.13% as of 3Q23.
•	As of 3Q23, the non-performing loan ratio (NPL) reached 1.42%, with a 186.28% coverage ratio.
•	The accumulated efficiency ratio in 3Q23 was 63.8%, above 2Q23’s 56.6%, and improving compared to 3Q22’s 69.0%.
•	As of 3Q23, BBVA Argentina reached a regulatory capital ratio of 27.1%, entailing a $476.5 billion or 232.0% excess over minimum regulatory requirement. Tier I ratio was 27.1%.
•	Total liquid assets represented 76.6% of the Bank’s total deposits as of 3Q23.
1

Message from the CFO

“The Argentine Republic has ended its presidential election process, which started on August 13, with the PASO elections, continued with the general elections on October 22, and ended with a second round or ballottage on November 19, where Javier Milei from La Libertad Avanza party was elected president, changing the current ruling party. The presidential inauguration ceremony will take place on December 10.

The unfavorable macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence in the high uncertainty context of the electoral scenario. BBVA Research expects GDP to fall by around 3.0% this year, 50 basis points less than previously forecast, mainly due to better unexpected activity data. For the first months of 2024, strong corrections and increase in inflation is expected. In this context, GDP could contract 4.0% in 2024, 150 bps more than what was previously expected.

In September 2023, private credit in pesos for the system grew 112% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 134%[1]. Neither the System, nor Bank’s YoY loan growth exceeded that of inflation (which reached 138.3% YoY as of September 2023). Consolidated market share increased 88 bps from 8.47% to 9.35% YoY. Regarding consolidated private deposits, the system grew 125% while the Bank grew 141%, beating inflation in the year in the case of the Bank. Consolidated market share of deposits for BBVA Argentina was 7.13%, higher than the 6.68% recorded the prior year.

Referring to BBVA Argentina performance in the first nine months of 2023, a better operating income was the product of an improvement in interest income, due to an increase in the position and yield of Central Bank instruments and inflation linked bonds. At the same time, the effect of interest rates over loans, mainly leveraged on commercial loans, serves the operating income growth.

As of September 2023, BBVA Argentina reached an NPL ratio of 1.42%, way below the last available system NPL (August 2023) of 3.1%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 76.6% and 27.1% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, BBVA Argentina has distributed the total of the 6 installments scheduled on dividend payments, from $50.4 billion total to be paid, according to the plan published on June 7, 2023, on the terms agreed with the Central Bank.

On digitalization, our service offering has evolved in such way that by the end of September 2023, mobile monetary transactions increased 123% compared to the same period a year back. In the quarter, new client acquisition through digital channels over traditional ones was 76%, while in 3Q22 it was 72%.

On September 13, BBVA Argentina launched Spark, a business unit focused on offering financial services to start-ups and entrepreneurs with a technological base in the country. This was previously launched in Mexico and Spain, and it already serves more than 700 clients globally, with a credit portfolio of over 200 million euros.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

3Q23 Conference Call

Wednesday, November 22 - 12:00 p.m. Buenos Aires time (10:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Código de la conferencia: BBVA

Webcast & Replay: click here

1 Source: BCRA capital balances as of the last day of each period. Siscen information as of September 30, 2023.

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) In March 2022, the shares corresponding to the remaining participation in Prisma Medios de Pago S.A. (“Prisma”) were transferred, which were measured at fair value pursuant to April 29, 2019, and March 22, 2021 Memorandums received from the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned, results for the quarter ended on September 30, 2022 would have been modified. Nonetheless, this does not generate differences regarding the value of equity as of December 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Net Interest Income	270,235	250,101	182,491	8.1%	48.1%
Net Fee Income	17,623	32,004	21,730	(44.9%)	(18.9%)
Net income from measurement of financial instruments at fair value through P&L	8,171	9,996	8,940	(18.3%)	(8.6%)
Net income from write-down of assets at amortized cost and at fair value through OCI	4,068	3,088	243	31.7%	n.m
Foreign exchange and gold gains	2,140	4,357	5,300	(50.9%)	(59.6%)
Other operating income	9,991	9,457	10,722	5.6%	(6.8%)
Loan loss allowances	(7,718)	(14,962)	(9,774)	48.4%	21.0%
Net operating income	304,510	294,041	219,652	3.6%	38.6%
Personnel benefits	(42,416)	(39,110)	(33,026)	(8.5%)	(28.4%)
Adminsitrative expenses	(47,345)	(42,005)	(34,999)	(12.7%)	(35.3%)
Depreciation and amortization	(4,370)	(4,709)	(4,909)	7.2%	11.0%
Other operating expenses	(43,074)	(39,225)	(31,334)	(9.8%)	(37.5%)
Operarting expenses	(137,205)	(125,049)	(104,268)	(9.7%)	(31.6%)
Operating income	167,305	168,992	115,384	(1.0%)	45.0%
Income from associates	18	799	(912)	(97.7%)	102.0%
Income from net monetary position	(152,072)	(104,474)	(84,309)	(45.6%)	(80.4%)
Net income before income tax	15,251	65,317	30,163	(76.7%)	(49.4%)
Income tax	(5,366)	(24,383)	(7,137)	78.0%	24.8%
Net income for the period	9,885	40,934	23,026	(75.9%)	(57.1%)
Owners of the parent	9,631	40,525	23,444	(76.2%)	(58.9%)
Non-controlling interests	254	409	(418)	(37.9%)	160.8%

Other comprehensive Income (OCI) (1)	(9,742)	7,046	16,514	(238.3%)	(159.0%)
Total comprehensive income	143	47,980	39,540	(99.7%)	(99.6%)

BBVA Argentina 3Q23 net income was $9.9 billion, decreasing 75.9% or $31.0 billion quarter-over-quarter (QoQ) and 57.1% or $13.1 billion year-over-year (YoY). This implied a quarterly ROAE of 5.1% and a quarterly ROAA of 0.9%.

Quarterly operating results are mainly explained by (i) better interest income results through public securities and liquidity instruments, and (ii) an improvement in loan loss allowances. These were negatively offset by (i) lower net fee income and (ii) higher administrative expenses.

It is worth noting a higher income from write-down of assets at amortized cost and at fair value through Other Comprehensive Income (OCI) of $4.0 billion, mainly due to the sale of corporate bonds.

In the quarter, there is a positive effect in the income tax line, considering the final judgments dictated by the Supreme Court of Justice concerning fiscal years 2014 and 2013, rejecting the extraordinary appeal and the claim presented by the tax authorities, and affirming the prior favorable final judgments. Applying the accounting information framework established by the BCRA, the Bank has recorded a positive result of $7.4 billion as of September 30, 2023.

4

Net Income for the period was highly impacted by income from net monetary position, as inflation increased from 23.8% in 2Q23 to 34.8%[2] in 3Q23.

Lastly, the OCI line totaled a negative result of $9.7 billion million, mainly due to results of financial instruments at fair value through OCI, particularly through the revaluation of inflation-linked (CER) National Treasury bond portfolio.

Income Statement – 9 month accumulated

INCOME STATEMENT - 9 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2023	2022	∆ %
Interest income	1,503,249	868,735	73.0%
Interest expense	(763,981)	(394,649)	(93.6%)
Net interest income	739,268	474,086	55.9%
Fee income	121,170	125,350	(3.3%)
Fee expenses	(52,640)	(51,045)	(3.1%)
Net fee income	68,530	74,305	(7.8%)
Net income from financial instruments at fair value through P&L	29,812	26,773	11.4%
Net loss from write-down of assets at amortized cost and fair value through OCI	7,220	1,774	307.0%
Foreign exchange and gold gains	8,257	15,660	(47.3%)
Other operating income	28,613	31,868	(10.2%)
Loan loss allowances	(36,327)	(24,647)	(47.4%)
Net operating income	845,373	599,819	40.9%
Personnel benefits	(118,328)	(100,863)	(17.3%)
Administrative expenses	(129,368)	(103,072)	(25.5%)
Depreciation and amortization	(13,786)	(15,486)	11.0%
Other operating expenses	(116,162)	(87,573)	(32.6%)
Operating expenses	(377,644)	(306,994)	(23.0%)
Operating income	467,729	292,825	59.7%
Income from associates and joint ventures	717	(1,190)	160.3%
Income from net monetary position	(351,329)	(217,303)	(61.7%)
Income before income tax	117,117	74,332	57.6%
Income tax	(41,233)	8,624	n.m
Income for the period	75,884	82,956	(8.5%)
Owners of the parent	75,236	84,262	(10.7%)
Non-controlling interests	648	(1,306)	149.6%

Other comprehensive Income (OCI) (1)	(3,771)	(7,018)	46.3%
Total comprehensive income	72,113	75,938	(5.0%)

2 Source: Instituto Nacional de Estadística y Censos (INDEC).

5

During the first nine months of 2023, BBVA Argentina net income was $75.9 billion, 8.5% lower than the $83.0 billion reported in the first nine months of 2022. This implied an accumulated annualized ROAE of 13.5% and a ROAA of 2.6% in 2023, compared to an accumulated annualized ROAE of 17.8% and a ROAA of 3.2% in 2022.

The 59.7% increment in real terms of the Bank’s operating income is mainly explained by an increase in interest income, mostly due to an increase in the position and yield of Central Bank instruments and CER bonds.

These effects were negatively offset by (i) lower net fee income, (ii) lower foreign exchange and gold gains results, (iii) other operating expenses, the latter affected by the increase in turnover tax derived from a greater income from LELIQ interests, and (iii) higher administrative expenses, mainly due to expenses related to software and licenses hired through the controlling company abroad.

Another factor to consider is the income tax line, which had a positive result in the first nine months of 2022 of $8.6 billion, explained by the implications of fiscal inflation adjustments in the determination of payable taxes and tax deferrals, recorded during the second quarter of 2022.

Additionally, net income is affected by income from net monetary position in a context of higher inflation (103.2% 2023 nine month accumulated, versus 66.1% accumulated in the same period of 2022[3]).

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	9,631	40,525	23,444	(76.2%)	(58.9%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	1,024.4	1,020.7	315.9	0.4%	224.3%
Closing price of ADS at NYSE (in USD)	4.2	6.1	3.0	(32.3%)	37.9%
Book value per share (in AR$)	1,247.90	1,247.67	1,174.34	0.0%	6.3%
Price-to-book ratio (BYMA price) (%)	0.82	0.82	0.27	0.4%	205.2%
Earnings per share (in AR$)	15.72	66.14	38.26	(76.2%)	(58.9%)
Earnings per ADS(2) (in AR$)	47.16	198.42	114.79	(76.2%)	(58.9%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

3 Source: Instituto Nacional de Estadística y Censos (INDEC).

6

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Net Interest Income	270,235	250,101	182,491	8.1%	48.1%
Interest Income	586,891	500,488	343,875	17.3%	70.7%
From government securities	229,932	205,110	142,943	12.1%	60.9%
From private securities	683	602	327	13.5%	108.9%
Interest from loans and other financing	201,347	171,592	121,168	17.3%	66.2%
Financial Sector	714	862	1,378	(17.2%)	(48.2%)
Overdrafts	30,875	27,275	17,609	13.2%	75.3%
Discounted Instruments	61,906	43,738	20,441	41.5%	202.9%
Mortgage loans	872	855	2,063	2.0%	(57.7%)
Pledge loans	6,313	5,946	5,488	6.2%	15.0%
Consumer Loans	21,172	21,468	16,376	(1.4%)	29.3%
Credit Cards	45,569	44,485	31,646	2.4%	44.0%
Financial leases	1,660	1,419	1,055	17.0%	57.3%
Loans for the prefinancing and financing of exports	344	261	358	31.8%	(3.9%)
Other loans	31,922	25,283	24,754	26.3%	29.0%
Premiums on reverse REPO transactions	76,607	42,666	13,898	79.6%	451.2%
CER/UVA clause adjustment	77,965	80,126	65,267	(2.7%)	19.5%
Other interest income	357	392	272	(8.9%)	31.3%
Interest expenses	316,656	250,387	161,384	26.5%	96.2%
Deposits	306,156	237,032	137,128	29.2%	123.3%
Checking accounts	81,788	41,440	21,795	97.4%	275.3%
Savings accounts	1,057	1,145	881	(7.7%)	20.0%
Time deposits	183,237	151,749	79,877	20.8%	129.4%
Investment accounts	40,074	42,698	34,575	(6.1%)	15.9%
Other liabilities from financial transactions	187	156	315	19.9%	(40.6%)
Interfinancial loans received	4,727	4,137	5,346	14.3%	(11.6%)
Premiums on REPO transactions	15	-	41	N/A	(63.4%)
CER/UVA clause adjustment	5,568	9,058	18,550	(38.5%)	(70.0%)
Other interest expense	3	4	4	(25.0%)	(25.0%)

Net interest income for 3Q23 was $270.2 billion, increasing 8.1% or $20.1 billion QoQ, and 48.1% or $87.7 billion YoY. In 3Q23, interest income, in monetary terms, increased more than interest expense, mainly due to (i) an increase from premium from reverse REPOs, (ii) a higher position and yield of public securities, in particular of LELIQ, and (iii) the positive effect of income from loans, especially from discounted instruments (mainly due to productive investment credit lines for SMEs). This was offset by the negative effect of interest expenses from checking accounts and time deposits.

In 3Q23, interest income totaled $586.9 billion, increasing 17.3% compared to 2Q23 and 70.7% compared to 3Q22. Quarterly increase is mainly driven by (i) an increase in income from reverse REPOs, and (ii) a higher position in public securities, especially LELIQ.

7

Income from government securities increased 12.1% compared to 2Q23, and 60.9% compared to 3Q22. This is partially due to the higher average position in LELIQ, added to a gradual increase in the monetary policy rate from 97% at the beginning of the quarter up to 118% at quarter end. 94% of these results are explained by government securities at fair value through OCI (of which 76% are BCRA securities) and 4% are securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

Interest income from loans and other financing totaled $201.3 billion, increasing 17.3% QoQ and 66.2% YoY. Quarterly growth is mainly due to an increase in rates, especially through the discounted instruments line by 41.5%, through an increase in productive investment credit lines for SMEs.

Income from CER/UVA adjustments decreased 2.7% QoQ and increased 19.5% YoY. Quarterly decline is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements. 78% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $316.6 billion, denoting a 26.5% increase QoQ and a 96.2% increase YoY. Quarterly increase is described by higher checking accounts (in particular interest-bearing checking accounts) and time deposit expenses.

Interests from time deposits (including investment accounts) explain 70.5% of interest expenses, versus 77.7% the previous quarter. These increased 20.8% QoQ and 129.4% YoY.

NIM

As of 3Q23, net interest margin (NIM) was 36.0%, above the 33.3% reported in 2Q23. In 3Q23, NIM in pesos was 37.5% and 1.9% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q23			2Q23			3Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	2,981,516	586,891	78.1%	3,012,790	500,488	66.6%	2,768,616	343,734	49.3%
Debt securities	1,545,312	368,175	94.5%	1,596,203	309,728	77.8%	1,334,227	204,344	60.8%
Loans to customers/financial institutions	1,374,136	218,711	63.1%	1,368,876	190,748	55.9%	1,380,706	139,386	40.1%
Loans to the BCRA	106	3	11.2%	4	9	935.9%	5	2	198.4%
Other assets	61,962	2	0.0%	47,707	3	0.0%	53,678	2	0.0%
Total non interest-earning assets	894,149	-	0.0%	929,810	-	0.0%	946,308	141	0.1%
Total Assets	3,875,665	586,891	60.1%	3,942,600	500,488	50.9%	3,714,923	343,875	36.7%
Total interest-bearing liabilities	2,025,297	316,656	62.0%	2,008,031	250,387	50.0%	1,895,858	161,384	33.8%
Savings accounts	652,403	1,057	0.6%	692,542	1,145	0.7%	692,146	879	0.5%
Time deposits and investment accounts	968,014	228,878	93.8%	1,034,589	203,507	78.9%	961,877	133,004	54.9%
Debt securities issued	-	4	-	-	32	-	455	212	184.9%
Other liabilities	404,880	86,717	85.0%	280,901	45,703	65.3%	241,380	27,288	44.9%
Total non-interest-bearing liabilities	1,850,368	-	0.0%	1,934,569	-	0.0%	1,819,065	-	0.0%
Total liabilities and equity	3,875,665	316,656	32.4%	3,942,600	250,387	25.5%	3,714,923	161,384	17.2%

NIM - Total			36.0%			33.3%			26.1%
Spread - Total			16.1%			16.6%			15.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
8

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q23			2Q23			3Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	2,848,446	586,100	81.6%	2,864,656	499,895	70.0%	2,647,759	343,079	51.4%
Debt securities	1,504,786	368,054	97.0%	1,529,410	309,640	81.2%	1,316,444	204,294	61.6%
Loans to customers/financial institutions	1,281,842	218,043	67.5%	1,287,582	190,245	59.3%	1,292,041	138,783	42.6%
Loans to the BCRA	105	3	11.3%	3	9	1403.8%	2	2	396.7%
Other assets	61,713	-	0.0%	47,662	-	0.0%	39,271	-	0.0%
Total non interest-earning assets	421,888	-	0.0%	455,969	-	0.0%	498,573	-	0.0%
Total Assets	3,270,334	586,100	71.1%	3,320,625	499,895	60.4%	3,146,331	343,079	43.3%
Total interest-bearing liabilities	1,640,987	316,513	76.5%	1,635,742	250,309	61.4%	1,529,022	161,336	41.9%
Savings accounts	326,825	1,051	1.3%	372,489	1,139	1.2%	376,031	874	0.9%
Time deposits and Investment accounts	914,525	228,855	99.3%	989,513	203,486	82.5%	912,822	132,981	57.8%
Debt securities issued	-	4	-	-	32	-	455	212	184.9%
Other liabilities	399,637	86,603	86.0%	273,740	45,651	66.9%	239,714	27,269	45.1%
Total non-interest-bearing liabilities	1,664,932	-	0.0%	1,742,459	-	0.0%	1,627,974	-	0.0%
Total liabilities and equity	3,305,919	316,513	38.0%	3,378,201	250,309	29.7%	3,156,997	161,336	20.3%

NIM - AR$			37.5%			34.9%			27.2%
Spread - AR$			5.1%			8.6%			9.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q23			2Q23			3Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	133,070	791	2.4%	148,134	593	1.6%	120,857	655	2.2%
Debt securities	40,526	121	1.2%	66,793	88	0.5%	17,783	50	1.1%
Loans to customers/financial institutions	92,294	668	2.9%	81,295	503	2.5%	88,665	603	2.7%
Loans to the BCRA	1	-	0.0%	1	-	0.0%	2	-	0.0%
Other assets	249	2	3.2%	44	3	24.3%	14,407	2	0.1%
Total non interest-earning assets	472,261	-	0.0%	473,841	-	0.0%	447,735	141	0.1%
Total Assets	605,331	791	0.5%	621,975	593	0.4%	568,592	796	0.6%
Total interest-bearing liabilities	384,310	143	0.1%	372,289	78	0.1%	366,836	48	0.1%
Savings accounts	325,578	6	0.0%	320,053	5	0.0%	316,115	5	0.0%
Time deposits and Investment accounts	53,489	23	0.2%	45,076	20	0.2%	49,055	24	0.2%
Other liabilities	5,243	114	8.6%	7,160	53	2.9%	1,666	19	4.5%
Total non-interest-bearing liabilities	185,436	-	0.0%	192,110	-	0.0%	191,091	-	0.0%
Total liabilities and equity	569,746	143	0.1%	564,399	78	0.1%	557,926	48	0.0%

NIM - Foreign currency			1.9%			1.4%			2.0%
Spread - Foreign currency			2.2%			1.5%			2.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

9

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Net Fee Income	17,623	32,004	21,730	(44.9%)	(18.9%)
Fee Income	39,521	44,971	39,351	(12.1%)	0.4%
Linked to liabilities	13,807	14,551	17,039	(5.1%)	(19.0%)
From credit cards (1)	17,011	21,540	14,986	(21.0%)	13.5%
Linked to loans	4,253	4,475	3,214	(5.0%)	32.3%
From insurance	1,609	1,606	1,731	0.2%	(7.0%)
From foreign trade and foreign currency transactions	1,669	1,913	1,919	(12.8%)	(13.0%)
Other fee income	1,104	773	462	42.8%	139.0%
Linked to loan commitments	68	113	-	(39.8%)	N/A
From guarantees granted	20	14	2	42.9%	n.m
Linked to securities	1,084	759	460	42.8%	135.7%
Fee expenses	21,898	12,967	17,621	68.9%	24.3%
(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 3Q23 totaled $17.6 billion, decreasing 44.9% or $14.4 billion QoQ and 18.9% or $4.1 billion YoY.

In 3Q23, fee income totaled $39.5 billion, falling 12.1% QoQ and lightly increasing 0.4% YoY. The quarterly decrease is mainly explained by a 21.0% fall in fees from credit cards, considering that this line includes Puntos BBVA royalty program, and that there was a greater use of this program. Additionally, an increase in prices was implemented during September, not getting to offset the negative effect of inflation, and denoting a 5.1% fall in the fees linked to liabilities line.

Regarding fee expenses, these totaled $22.0 billion, increasing 68.9% QoQ and 24.3% YoY. Greater expenses are explained by fees paid in foreign exchange transactions related to royalties affected by the devaluation of the local currency, and client acquisition costs, which translated into a 4% increase in active clients in 3Q23.

10

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Net Income from financial instruments at FV through P&L	8,171	9,996	8,940	(18.3%)	(8.6%)
Income from government securities	5,273	9,950	6,092	(47.0%)	(13.4%)
Income from private securities	377	641	986	(41.2%)	(61.8%)
Interest rate swaps	(71)	(80)	240	11.3%	(129.6%)
Income from foreign currency forward transactions	1,934	(400)	1,644	n.m	17.6%
Income from put option long position	-	(115)	(23)	100.0%	100.0%
Income from corporate bonds	657	-	1	N/A	n.m
Other	1	-	-	N/A	N/A

In 3Q23, net income from financial instruments at fair value (FV) through P&L was $8.2 billion, decreasing 18.3% or $1.8 million QoQ and 8.6% or $769 million YoY.

Quarterly results are mainly explained by a decrease in the income from government securities line item, due to a lower LELIQ position at fair value through P&L.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	2,140	4,357	5,300	(50.9%)	(59.6%)
From foreign exchange position	(4,428)	(2,240)	(1,753)	(97.7%)	(152.6%)
Income from purchase-sale of foreign currency	6,568	6,597	7,053	(0.4%)	(6.9%)
Net income from financial instruments at FV through P&L (2)	1,934	(400)	1,644	n.m	17.6%
Income from foreign currency forward transactions	1,934	(400)	1,644	n.m	17.6%
Total differences in quoted prices of gold & foreign currency (1) + (2)	4,074	3,957	6,944	3.0%	(41.3%)

In 3Q23, the total differences in quoted prices of gold and foreign currency showed profit for $4.1 billion, increasing 3.0% or $117 million compared to 2Q23.

The quarterly increase in foreign exchange and gold gains is mainly explained by a higher result from income from foreign currency forward transactions.

In particular, within the line of foreign exchange and gold gains, the 50.9% loss is explained mostly by the devaluation of the argentine peso by 26.7%[4] QoQ, which affected liabilities in foreign currency, such as invoices payable in foreign currency abroad.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

11

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Operating Income	9,991	9,457	10,722	5.6%	(6.8%)
Rental of safe deposit boxes (1)	1,382	1,409	1,341	(1.9%)	3.1%
Adjustments and interest on miscellaneous receivables (1)	4,647	3,853	3,691	20.6%	25.9%
Punitive interest (1)	444	425	255	4.5%	74.1%
Loans recovered	1,145	762	1,384	50.3%	(17.3%)
Non-current assets held for sale	-	-	926	N/A	(100.0%)
Fee income from credit and debit cards (1)	772	734	921	5.2%	(16.2%)
Fee expenses recovery	391	369	392	6.0%	(0.3%)
Rents	417	391	284	6.6%	46.8%
Sindicated transaction fees	168	128	96	31.3%	75.0%
Disaffected provisions	151	239	380	(36.8%)	(60.3%)
Other Operating Income(2)	474	1,147	1,052	(58.7%)	(54.9%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 3Q23 other operating income totaled $10.0 billion, growing 5.6% or $534 million QoQ, and falling 6.8% or $731 million YoY. Quarterly increase is partially explained by a 20.6% growth in the Adjustments and interest on miscellaneous receivables line item (mainly loans related to Prisma sale), followed by a 50.3% increase in the loans recovered line.

12

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	89,761	81,115	68,025	10.7%	32.0%
Personnel Benefits (1)	42,416	39,110	33,026	8.5%	28.4%
Administrative expenses (1)	47,345	42,005	34,999	12.7%	35.3%
Travel expenses	338	258	211	31.0%	60.2%
Outsourced administrative expenses	6,058	5,018	3,693	20.7%	64.0%
Security services	1,044	956	888	9.2%	17.6%
Fees to Bank Directors and Supervisory Committee	39	50	28	(22.0%)	39.3%
Other fees	1,389	1,386	937	0.2%	48.2%
Insurance	326	281	327	16.0%	(0.3%)
Rent	6,722	6,522	5,053	3.1%	33.0%
Stationery and supplies	81	54	49	50.0%	65.3%
Electricity and communications	1,337	1,304	1,210	2.5%	10.5%
Advertising	2,136	2,288	1,656	(6.6%)	29.0%
Taxes	8,840	8,039	7,352	10.0%	20.2%
Maintenance costs	3,530	3,147	3,333	12.2%	5.9%
Armored transportation services	3,356	3,398	3,478	(1.2%)	(3.5%)
Software	8,605	6,350	3,841	35.5%	124.0%
Document distribution	1,052	1,044	1,007	0.8%	4.5%
Commercial reports	668	400	667	67.0%	0.1%
Other administrative expenses	1,824	1,510	1,269	20.8%	43.7%

Headcount*
BBVA (Bank)	5,885	5,863	5,746	22	139
Subsidiaries (2)	93	94	93	(1)	-
Total employees*	6,011	5,982	5,880	29	131
In branches**	2,193	1,947	1,927	246	266
At Main office	3,818	4,035	3,953	(217)	(135)

Total branches***	243	243	243	-	-
Own	114	113	113	1	1
Rented	129	130	130	(1)	(1)
				-
Efficiency Ratio
Efficiency ratio	82.4%	52.0%	64.8%	3,039 bps	1,760 bps
Accumulated Efficiency Ratio	63.8%	56.6%	69.0%	719 bps	(519)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

During 3Q23, personnel benefits and administrative expenses totaled $89.8 billion, increasing 10.7% or $8.6 billion compared to 2Q23, and 32.0% or $21.7 billion compared to 3Q22.

13

Personnel benefits increased 8.5% QoQ, and 28.4% YoY. The quarterly increase is mainly explained by the projected inflation adjustment of vacation stock provisions and variable compensations. This adjustment is applied retroactively. Additionally, the effect of collective agreement on wages with the unions for 3Q23 by 32% (+97% accumulated year to date) was offset by the release of provisions previously comprised for such purposes.

As of 3Q23, administrative expenses increased 12.7% QoQ, and 35.3% YoY. The quarterly increase is mainly explained by (i) outsourced administrative expenses, (ii) greater rent expenses, (iii) taxes, and (iv) an increase in software services. All of these were related to an increase in the amount of services contracted, and an increase in expenses of services contracted with the Parent company.

The quarterly efficiency ratio as of 3Q23 was 82.4%, increasing compared to the 52.0% reported in 2Q23, and versus the 64.8% reported in 3Q22. The quarterly increase is explained by a higher increase in the numerator (expenses) than the denominator (income considering monetary position results), especially due to a significant increase in results from the net monetary position.

The accumulated efficiency ratio as of 3Q23 was 63.8%, increasing compared to the 56.6% reported in 2Q23, and improving versus the 69.0% reported in 3Q22.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Other Operating Expenses	43,074	39,225	31,334	9.8%	37.5%
Turnover tax	36,605	30,629	21,948	19.5%	66.8%
Initial loss of loans below market rate	1,169	1,423	2,281	(17.8%)	(48.8%)
Contribution to the Deposit Guarantee Fund (SEDESA)	956	970	1,026	(1.4%)	(6.8%)
Interest on liabilities from financial lease	273	237	302	15.2%	(9.6%)
Other allowances	387	2,910	2,432	(86.7%)	(84.1%)
Other operating expenses	3,684	3,056	3,345	20.5%	10.1%

In 3Q23, other operating expenses totaled $43.1 billion, increasing 9.8% or $3.8 billion QoQ, and increasing 37.5% or $11.7 billion YoY.

The key factor explaining the quarterly growth is in the turnover tax line item, especially due to an increased revenue from interests from loans and revenues from LELIQ. These expenses are offset by a fall in the other allowances line, linked to the release of provisions related to credit cards.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 3Q23, a profit of $18 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

14

Income Tax

Accumulated income tax during the first nine months of 2023 recorded a loss of $41.2 billion. As of 3Q23, income tax expense was $5.4 billion.

In the quarter, there is a positive effect in the income tax line, considering the final judgments dictated by the Supreme Court of Justice concerning fiscal years 2014 and 2013, rejecting the extraordinary appeal and the claim presented by the tax authorities, and affirming the prior favorable final judgments. Applying the accounting information framework established by the BCRA, the Bank has recorded a positive result of $7.4 billion as of September 30, 2023.

The nine month accumulated effective tax rate in 2023 was 35%[5].

Accumulated income tax during the first nine months of 2022 recorded a profit of $8.6 billion. Regarding 2Q22, income tax expenses show a positive result, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

5 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

15

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
To the public sector	56	5	13	n.m	330.8%
To the financial sector	5,433	9,550	11,798	(43.1%)	(53.9%)
Non-financial private sector and residents abroad	1,386,037	1,455,698	1,387,717	(4.8%)	(0.1%)
Non-financial private sector and residents abroad - AR$	1,292,530	1,364,510	1,299,506	(5.3%)	(0.5%)
Overdrafts	113,366	112,300	114,022	0.9%	(0.6%)
Discounted instruments	304,672	283,215	177,389	7.6%	71.8%
Mortgage loans	61,951	70,697	80,203	(12.4%)	(22.8%)
Pledge loans	38,446	43,705	52,614	(12.0%)	(26.9%)
Consumer loans	126,135	142,813	146,466	(11.7%)	(13.9%)
Credit cards	480,385	530,399	523,516	(9.4%)	(8.2%)
Receivables from financial leases	10,960	11,988	11,989	(8.6%)	(8.6%)
Other loans	156,615	169,393	193,307	(7.5%)	(19.0%)
Non-financial private sector and residents abroad - Foreign Currency	93,507	91,188	88,211	2.5%	6.0%
Overdrafts	9	10	13	(10.0%)	(30.8%)
Discounted instruments	1,986	2,985	292	(33.5%)	n.m
Credit cards	15,899	14,529	18,340	9.4%	(13.3%)
Receivables from financial leases	75	125	216	(40.0%)	(65.3%)
Loans for the prefinancing and financing of exports	64,585	62,098	51,273	4.0%	26.0%
Other loans	10,953	11,441	18,077	(4.3%)	(39.4%)

% of total loans to Private sector in AR$	93.3%	93.8%	93.7%	(49)bps	(40)bps
% of total loans to Private sector in Foreign Currency	6.7%	6.2%	6.3%	49 bps	40 bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	54.2%	55.3%	57.8%	(114)bps	(368)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	0.9%	1.3%	2.9%	(38)bps	(197)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.1%	0.2%	1.1%	(12)bps	(97)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.1%	0.3%	(3)bps	(24)bps

Total loans and other financing	1,391,526	1,465,253	1,399,528	(5.0%)	(0.6%)
Allowances	(38,885)	(46,812)	(36,896)	16.9%	(5.4%)
Total net loans and other financing	1,352,641	1,418,441	1,362,632	(4.6%)	(0.7%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
FX rate*	350.01	256.68	147.32	36.4%	137.6%
Non-financial private sector and residents abroad - Foreign Currency (USD)	267	263	250	1.5%	6.6%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

16

Private sector loans as of 3Q23 totaled $1.4 trillion, decreasing 4.8% or $69.7 billion QoQ, and 0.1% or $1.7 billion YoY.

Loans to the private sector in pesos fell 5.3% in 3Q23, and 0.6% YoY. During the quarter, the decrease was especially driven by a 9.4% decline in credit cards, followed by an 11.7% fall in consumer loans, a 7.5% fall in other loans (mainly commercial loans related to productive investment credit lines for SMEs). The fall was partially offset by a 7.6% increase in discounted instruments, driven by the new productive investment credit line quotas.

Loans to the private sector denominated in foreign currency increased 2.6% QoQ and 6.3% YoY. Quarterly increase is mainly explained by a 4.0% growth in financing and prefinancing of exports, and a 9.4% growth in credit cards. Loans to the private sector in foreign currency measured in U.S. dollars increased 1.5% QoQ and 6.6% YoY. The depreciation of the argentine peso versus the U.S. dollar was 26.7% QoQ and 57.9% YoY[6].

In 3Q23, total loans and other financing totaled $1.4 trillion, declining 4.6% QoQ and 0.7% compared to 3Q22.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	722,816	802,143	821,139	(9.9%)	(12.0%)
Mortgage loans	61,951	70,697	80,203	(12.4%)	(22.8%)
Pledge loans	38,446	43,705	52,614	(12.0%)	(26.9%)
Consumer loans	126,135	142,813	146,466	(11.7%)	(13.9%)
Credit cards	496,284	544,928	541,856	(8.9%)	(8.4%)
Non-financial private sector and residents abroad - Commercial	663,221	653,555	566,578	1.5%	17.1%
Overdrafts	113,375	112,310	114,035	0.9%	(0.6%)
Discounted instruments	306,658	286,200	177,681	7.1%	72.6%
Receivables from financial leases	11,035	12,113	12,205	(8.9%)	(9.6%)
Loans for the prefinancing and financing of exports	64,585	62,098	51,273	4.0%	26.0%
Other loans	167,568	180,834	211,384	(7.3%)	(20.7%)

% of total loans to Retail sector	52.1%	55.1%	59.2%	(295)bps	(702)bps
% of total loans to Commercial sector	47.9%	44.9%	40.8%	295 bps	702 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) fell 9.9% QoQ and 12.0% YoY in real terms. During the quarter all product lines decline, mainly credit cards by 8.9% and consumer loans by 11.7%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 1.5% QoQ and 17.1% YoY, both in real terms. This is justified by quarterly increases in discounted instruments by 7.1% offset by a 7.3% fall in other loans.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the third quarter of 2023, which reached 34.8%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 21.5%, 36.8% and 28.0% respectively during the quarter, only surpassing quarterly inflation levels in the case of commercial loans.

6 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

17

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	722,816	594,967	344,611	21.5%	109.7%
Non-financial private sector and residents abroad - Commercial	663,221	484,757	237,775	36.8%	178.9%
Total loans and other financing (1)	1,391,526	1,086,811	587,342	28.0%	136.9%
(1) Does not include allowances

As of 3Q23, the total loans and other financing over deposits ratio was 53.6%, lower than the 54.1% recorded in 2Q23 and above the 55.2% in 3Q22.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Private sector loans - Bank	8.55%	8.14%	7.56%	41 bps	99 bps
Private sector loans - Consolidated*	9.35%	9.01%	8.47%	34 bps	88 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.00%	0.00%	0.00%	n.m.	n.m.
Financial Sector	0.39%	0.65%	0.84%	(26)bps	(45)bps
Agricultural and Livestock	4.89%	5.10%	5.09%	(20)bps	(20)bps
Mining products	4.51%	3.75%	3.23%	77 bps	128 bps
Other manufacturing	11.36%	9.18%	11.64%	218 bps	(27)bps
Electricity, oil,water and sanitary services	0.30%	0.35%	0.31%	(5)bps	(1)bps
Wholesale and retail trade	8.53%	6.81%	5.63%	173 bps	290 bps
Transport	1.70%	1.77%	1.55%	(7)bps	15 bps
Services	1.61%	2.08%	1.69%	(47)bps	(8)bps
Others	15.76%	17.04%	13.96%	(128)bps	179 bps
Construction	0.66%	0.62%	0.75%	4 bps	(9)bps
Consumer	50.28%	52.66%	55.30%	(238)bps	(502)bps
Total gross loans and other financing	100%	100%	100%

18

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Commercial non-performing portfolio (1)	1,899	887	2,002	114.1%	(5.1%)
Total commercial portfolio	556,588	562,518	489,556	(1.1%)	13.7%
Commercial non-performing portfolio / Total commercial portfolio	0.34%	0.16%	0.41%	18 pbs	(7)pbs
Retail non-performing portfolio (1)	18,976	20,543	13,575	(7.6%)	39.8%
Total retail portfolio	914,086	991,602	968,799	(7.8%)	(5.6%)
Retail non-performing portfolio / Total retail portfolio	2.08%	2.07%	1.40%	0 pbs	67 pbs
Total non-performing portfolio (1)	20,875	21,430	15,577	(2.6%)	34.0%
Total portfolio	1,470,674	1,554,120	1,458,355	(5.4%)	0.8%
Total non-performing portfolio / Total portfolio	1.42%	1.38%	1.07%	4 pbs	35 pbs
Allowances	38,885	46,812	36,896	(16.9%)	5.4%
Allowances /Total non-performing portfolio	186.28%	218.44%	236.86%	(3.217)pbs	(5.059)pbs
Quarterly change in Write-offs	5,164	4,082	4,035	26.5%	28.0%
Write offs / Total portfolio	0.35%	0.26%	0.28%	9 pbs	7 pbs
Cost of Risk (CoR)	2.14%	4.09%	2.65%	(195)bps	(51)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 3Q23, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.42%. The increase from 2Q23’s 1.38% is explained by a slight increase in the commercial non-performing portfolio (linked to an increment in the currency foreign exchange rate).

Coverage ratio (allowances / total non-performing portfolio) decreased from 218.44% in 2Q23 to186.28% in 3Q23 due to the release of provisions related to credit cards, derived from the stability in the NPL ratios of the retail portfolio.

Cost of risk (loan loss allowances / average total loans) reached 2.14% in 3Q23 compared to 4.09% in 2Q23. The decrease is related to the previously mentioned release of provisions.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2022	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2022
Other financial assets	939	103	-	221	(553)	710
Loans and other financing	42,437	3,999	2,359	18,749	(28,659)	38,885
Other debt securities	65	32	-	-	(52)	45
Eventual commitments	5,473	1,090	(414)	92	(3,237)	3,004
Total allowances	48,915	5,223	1,945	19,061	(32,500)	42,644

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q23 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

19

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Treasury and Government securities	494,352	463,129	375,247	6.7%	31.7%
Treasury and National Government	494,352	463,129	375,247	6.7%	31.7%
National Treasury Public Debt in AR$	414,205	463,122	360,647	(10.6%)	14.9%
National Treasury Public Debt in USD	24	7	1,940	243.9%	(98.8%)
National Treasury Public Debt in AR$ linked to US dollars	80,124	-	12,660	N/A	n.m
Loans to theNon-financial Public Sector	56	5	6	n.m	n.m
AR$ Subtotal	414,261	463,127	360,653	(10.6%)	14.9%
USD Subtotal**	80,148	7	14,600	n.m	449.0%
Total Public Debt Exposure	494,408	463,134	375,253	6.8%	31.8%
B.C.R.A. Exposure	1,092,508	1,285,731	1,176,960	(15.0%)	(7.2%)
Instruments	787,744	1,048,808	949,903	(24.9%)	(17.1%)
Leliqs	775,493	1,005,898	888,087	(22.9%)	(12.7%)
Notaliqs	-	-	59,710	N/A	(100.0%)
Lediv***	12,250	42,911	2,106	(71.5%)	481.6%
Loans to the B.C.R.A.	-	-	7	N/A	(100.0%)
Repo / Pases	304,765	236,923	227,051	28.6%	34.2%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	12.7%	11.0%	9.8%	177 pbs	290 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

3Q23 total public sector exposure (excluding BCRA) totaled $494.4 billion, increasing 6.8% or $31.3 billion QoQ, and 31.8% or $119.2 billion YoY. The quarterly increase is explained by an increment in the position of National Treasury bonds linked to the US dollar.

Short-term liquidity is mostly allocated in BCRA instruments, which decreased 24.9% QoQ and 17.1% YoY in real terms. Total exposure to the BCRA decreased 15.0% in 3Q23.

Exposure to the public sector (excluding BCRA) represents 12.7% of total assets, above the 11.0% in 2Q23 and above the 9.8% in 3Q22.

20

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Total deposits	2,593,867	2,709,531	2,534,570	(4.3%)	2.3%
Non-financial Public Sector	20,859	14,837	22,095	40.6%	(5.6%)
Financial Sector	1,287	2,550	1,512	(49.5%)	(14.9%)
Non-financial private sector and residents abroad	2,571,721	2,692,144	2,510,963	(4.5%)	2.4%
Non-financial private sector and residents abroad - AR$	2,069,051	2,194,495	2,021,331	(5.7%)	2.4%
Checking accounts	763,624	616,343	529,955	23.9%	44.1%
Savings accounts	397,285	511,602	433,339	(22.3%)	(8.3%)
Time deposits	706,249	859,745	731,463	(17.9%)	(3.4%)
Investment accounts	188,925	192,105	311,456	(1.7%)	(39.3%)
Other	12,968	14,700	15,118	(11.8%)	(14.2%)
Non-financial private sector and res. abroad - Foreign Currency	502,670	497,649	489,632	1.0%	2.7%
Checking accounts	176	156	113	12.8%	55.8%
Savings accounts	443,715	447,679	434,772	(0.9%)	2.1%
Time deposits	53,792	44,928	49,394	19.7%	8.9%
Other	4,987	4,886	5,353	2.1%	(6.8%)

% of total portfolio in the private sector in AR$	80.5%	81.5%	80.5%	(106)bps	(5)bps
% of total portfolio in the private sector in Foregin Currency	19.5%	18.5%	19.5%	106 bps	5 bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	1.4%	2.4%	6.0%	(98)bps	(456)bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
FX rate*	350.0	256.7	147.3	36.4%	137.6%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,436	1,438	1,395	(0.1%)	3.0%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 3Q23, total deposits reached $2.6 trillion, decreasing 4.3% or $115.7 billion QoQ, and increasing 2.3% or $59.3 billion YoY.

Private non-financial sector deposits in 3Q23 totaled $2.6 trillion, falling 4.5% QoQ, and increasing 2.4% YoY.

Private non-financial sector deposits in pesos totaled $2.1 trillion, decreasing 5.7% compared to 2Q23, and growing 2.4% compared to 3Q22. The quarterly change is mainly affected by a 17.9% decline in time deposits and a 22.3% fall in savings accounts, partially offset by a 23.9% increase in checking accounts, especially interest-bearing checking accounts.

Private non-financial sector deposits in foreign currency expressed in pesos increased 1.0% QoQ and 2.7% YoY. Measured in U.S. dollars, these deposits remained stable with a mild fall of 0.1% QoQ, and a 3.0% growth YoY.

21

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Non-financial private sector and residents abroad	2,571,721	2,692,144	2,510,963	(4.5%)	2.4%
Sight deposits	1,622,755	1,595,366	1,418,650	1.7%	14.4%
Checking accounts	763,800	616,499	530,068	23.9%	44.1%
Savings accounts	841,000	959,281	868,111	(12.3%)	(3.1%)
Other	17,955	19,586	20,471	(8.3%)	(12.3%)
Time deposits	948,966	1,096,778	1,092,313	(13.5%)	(13.1%)
Time deposits	760,041	904,673	780,857	(16.0%)	(2.7%)
Investment accounts	188,925	192,105	311,456	(1.7%)	(39.3%)

% of sight deposits over total private deposits	63.4%	59.5%	56.9%	389 bps	651 bps
% of time deposits over total private deposits	36.6%	40.5%	43.1%	(389)bps	(651)bps

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 37.1%, 16.7% and 29.1% respectively. The only line surpassing the level of quarterly inflation was sight deposits.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Sight deposits	1,622,755	1,183,347	595,369	37.1%	172.6%
Time deposits	948,966	813,476	223,338	16.7%	324.9%
Total deposits	2,593,867	2,009,719	630,776	29.1%	311.2%

As of 3Q23, the Bank’s transactional deposits (checking accounts and savings accounts) represented 61.9% of total non-financial private deposits, totaling $1.6 trillion, versus 58.2% in 2Q23.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Private sector Deposits - Consolidated*	7.13%	7.03%	6.68%	10 pbs	35 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Other sources of funds	776,426	790,450	744,088	(1.8%)	4.3%
Central Bank	85	113	140	(24.8%)	(39.3%)
Banks and international organizations	1,945	2,958	291	(34.2%)	n.m
Financing received from local financial institutions	21,453	34,291	34,838	(37.4%)	(38.4%)
Corporate bonds	-	-	749	N/A	(100.0%)
Equity	752,943	753,088	708,070	(0.0%)	6.3%
22

In 3Q23, other sources of funds totaled $776.4 billion, falling 1.8% or $14.0 billion QoQ, and increasing 4.3% or $32.3 billion YoY. During 3Q23, installments 2, 3, and 4 of the dividend payment schedule were paid.

The variation in the quarter is mostly explained by the 37.4% decline in financing received from local financial institutions taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Total liquid assets	1,987,635	2,279,496	1,988,921	(12.8%)	(0.1%)
Cash and deposits in banks	478,340	572,457	484,351	(16.4%)	(1.2%)
Debt securities at fair value through P&L	106,771	108,162	48,962	(1.3%)	118.1%
Government securities	106,632	75,998	14,463	40.3%	n.m
Liquidity bills of B. C. R. A.	139	32,164	34,499	(99.6%)	(99.6%)
Net REPO transactions	304,765	236,923	227,050	28.6%	34.2%
Other debt securities	1,097,759	1,361,954	1,228,558	(19.4%)	(10.6%)
Government securities	310,154	345,311	313,161	(10.2%)	(1.0%)
Liquidity bills of B. C. R. A.	775,355	973,732	913,291	(20.4%)	(15.1%)
Internal bills of B.C.R.A.	12,250	42,911	2,106	(71.5%)	481.7%

Liquid assets / Total Deposits	76.6%	84.1%	78.5%	(750)bps	(184)bps

In 3Q23, liquid assets were $2.0 trillion, decreasing 12.8% or $291.9 billion versus 2Q23, and 0.1% or $1.3 billion compared to 2Q22. This was mainly driven by a decrease in cash and deposits in banks.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 76.6%. Liquidity ratio in local and foreign currency reached 70.1% and 102.6% respectively.

23

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Minimum capital requirement	205,354	201,325	194,738	2.0%	5.5%
Credit risk	146,799	141,990	138,749	3.4%	5.8%
Market risk	580	1,189	1,959	(51.2%)	(70.4%)
Operational risk	57,975	58,146	54,030	(0.3%)	7.3%

Integrated Capital - RPC (1)*	681,818	699,429	625,686	(2.5%)	9.0%
Ordinary Capital Level 1 ( COn1)	743,144	755,439	711,210	(1.6%)	4.5%
Deductible items COn1	(61,326)	(65,530)	(90,421)	6.4%	32.2%
Additional Capital Level 2 (COn2)	-	9,520	4,897	(100.0%)	(100.0%)

Excess Capital
Integration excess	476,464	498,104	430,948	(4.3%)	10.6%
Excess as % of minimum capital requirement	232.0%	247.4%	221.3%	(1,541)bps	1,070 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	2,513,477	2,464,862	2,383,706	2.0%	5.4%

Regulatory Capital Ratio (1)/(2)	27.1%	28.4%	26.2%	(125)pbs	88 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.1%	28.0%	0 pbs	(86)pbs	108 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 3Q23. Capital ratio reached 27.1%, below 2Q23’s 28.4%. Tier 1 ratio was 27.1% and capital excess over regulatory requirement was $476.5 billion or 232.0%.

The decline in the ratio was mainly driven by the impact of de devaluation of the foreign exchange rate on risk weighted assets, combined with a nominal increment of loans.

It is worth mentioning that since August, the BCRA has issued a clarification where “financial institutions that apply IFRS 9 cannot use what is stated in item 8.2.3.3 on regulation “Minimum capitals for financial institutions (complementary equity calculation including risk loss provisions on portfolios classified as in “normal” situation)”. This is the reason why Additional Capital Level 2 (Con2) is 0, and the capital ratio and tier I ratio have the same value.

24

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
FBA Renta Pesos	855,879	811,796	734,078	5.4%	16.6%
FBA Renta Fija Plus	9,159	8,763	2,864	4.5%	219.8%
FBA Ahorro Pesos	8,962	8,730	3,565	2.7%	151.4%
FBA Horizonte	4,296	7,466	33,562	(42.5%)	(87.2%)
FBA Calificado	3,670	5,416	15,717	(32.2%)	(76.6%)
FBA Acciones Argentinas	2,715	2,757	1,866	(1.5%)	45.5%
FBA Acciones Latinoamericanas	1,931	2,331	1,527	(17.2%)	26.5%
FBA Bonos Argentina	1,071	1,488	3,157	(28.0%)	(66.1%)
FBA Bonos Globales	510	767	379	(33.5%)	34.6%
FBA Renta Mixta	445	551	874	(19.2%)	(49.1%)
FBA Gestión I	57	69	95	(17.4%)	(40.0%)
FBA Horizonte Plus	26	34	64	(23.5%)	(59.4%)
FBA Retorno Total I	14	19	45	(26.3%)	(68.9%)
FBA Renta Publica I	10	12	29	(16.7%)	(65.5%)
FBA Renta Fija Local	3	4	5	(25.0%)	(40.0%)
FBA Renta Publica II	-	-	-	N/A	N/A
Total assets	888,748	850,203	797,827	4.5%	11.4%

AMASAU Net Income	1,156	1,851	1,085	(37.5%)	6.5%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Mutual funds	5.58%	5.77%	5.76%	(19)bps	1 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

25

Other Events

Main Relevant Events

•	As of August 24, 2023, it was notified in regards to installment 4 of dividend payments, that as of September 5, 2023 the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of September 5, 2023 a dividend, by means of the delivery of:
(i)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of Ps. 1 par value, which represents 1370.99 % of the capital stock of $612,710,079. Fractions of less than 1 will be settled in Pesos; or
(ii)	Cash option: Up to Ps. 8,400,169,246.50 at a ratio of $13.7098597435 for each Company share of Ps. 1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

•	As of September 20, 2023, it was notified in regards to installment 5 of dividend payments, that as of October 2, 2023 the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of October 5, 2023 a dividend, by means of the delivery of:
(i)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of Ps. 1 par value, which represents 1370.99 % of the capital stock of Ps. 612,710,079. Fractions of less than 1 will be settled in Pesos; or
(ii)	Cash option: Up to Ps. 8,400,169,246.50 at a ratio of Ps. 13.7098597435 for each Company share of Ps. 1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

•	As of September 26, 2023, the Board of Directors decided to appoint Mrs. Ana Karina Ortiz Cuéllar as Chief Internal Audit Officer in replacement of Mr. Adolfo Rivera Guzmán as from October 1st, 2023. In this sense, the Board of Directors decided to replace Mr. Adolfo Rivera Guzmán by Mrs. Ana Karina Ortiz Cuéllar for the Audit Committee CNV/BCRA. For further information click here.
•	As of September 29, 2023, the Bank was notified of the Resolution N° 392 issued by the BCRA dated September 28th 2023, which resolved to make no observations so that Mr. Carlos Eduardo Elizalde may perform as Director of the Bank and Mr. Marcelino Agustín Cornejo and Mrs. Magdalena Laudignon, may act as members of the Supervisory Committee of the Bank. For further information click here.
26

•	As of October 17, 2023, it was notified in regards to installment 6 of dividend payments, that as of October 27, 2023 the Bank will proceed to make available and pay to its existing shareholders on the Bank's share register, as of November 1, 2023 a dividend, by means of the delivery of:
(iii)	Payment in Kind: Up to 8,254,072,169 par value of the National Treasury Bill in Pesos Adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of par value 13.4714156856 of the above mentioned security for each Company share of Ps. 1 par value, which represents 1370.99 % of the capital stock of Ps. 612,710,079. Fractions of less than 1 will be settled in Pesos; or
(iv)	Cash option: Up to Ps. 8,400,169,246.50 at a ratio of Ps. 13.7098597435 for each Company share of Ps. 1 par value.

Payments will be made in kind, except for those shareholders who expressly elect to receive their dividend in cash in Argentine pesos. The final amounts of the nominal values or pesos detailed in items (i) and (ii) above will depend on the exercise of the option of payment in pesos. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings section.

SMEs Productive investment financing credit lines – September 2023

As of September 30, 2023, total loans granted by the Ban complied with what was requested by the BCRA. The following table shows the evolution of disbursements:

Quota	Minimum amount to be allocated (1)	Simple average of daily balances (1)	Disbursed amount (1)
Quota 2021/2022	32.447.048	43.434.402	62.449.414
Quota 2022	42.867.291	63.022.460	98.200.990
Quota 2022/2023	58.558.806	86.880.132	127.355.598
Quota 2023	84.764.223	148.263.325	234.048.314
Quota 2023/2024	(*)	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

27

Main Regulatory Changes

Time deposit rate. LELIQ. Credit card rate. (Communication “A” 7822, 08/14/2023). The BCRA increased 2,100 bps the 28-day LELIQ monetary policy rate to 118% APR (prev. 97%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $30 million. For the productive investment credit lines for SMEs, rates will be 97% APR and 109% APR for working capital. Additionally, it increased the credit card financing rate for individuals as of September 2023 to 107% (86% in June).

Exporting increment program – Reestablishment (“Soy dollar 4”). (Decree 443/2023, 09/05/2023). Special regime until September 30, 2023 extended until October 25, 2023 by Decree 492/2023.

o	75% of exported amounts must be settled at official FX rate and 25% is at free disposal.
o	Aimed at those who have exported soy manufactures and derivatives in the last 18 months.
o	For its registration, USD-linked “Exporters with agricultural activity especial accounts” must be used. They will be able to deposit in these accounts or subscribe LEDIVs for the net amount that they receive for the liquidations settled as of September 21, 2023 (Communication “A” 7846).

SMEs productive investment financing credit lines. (Communication “A” 7848, 28/09/2023). As of October 1, 2023 until March 31, 2023, the new “2024 Quota” is established. • Same requirements as “2023 Quota” • 7.5% of non-financial private sector deposits in pesos as of September 2023, excluding deposits in especial accounts for agricultural activity clients.

Time deposit rate. LELIQ. Credit card rate. (Communication “A” 7862, 10/12/2023). The BCRA increased the 28-day LELIQ monetary policy rate to 133% APR (prev. 118%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $30 million. For the productive investment credit lines for SMEs, rates will be 112% APR (prev 97%) and 124% APR for working capital (prev 109%). Additionally, it increased the credit card financing rate for individuals as of November 2023 to 122% (107% in September).

28

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

29

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

30

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Assets
Cash and deposits in banks	478,340	572,458	484,351	(16.4%)	(1.2%)
Cash	252,257	190,221	226,664	32.6%	11.3%
Financial institutions and correspondents	225,905	315,853	257,673	(28.5%)	(12.3%)
BCRA	207,670	303,723	229,589	(31.6%)	(9.5%)
Other local and foreign financial institutions	18,235	12,130	28,084	50.3%	(35.1%)
Other	178	66,384	14
Debt securities at fair value through profit or loss	107,448	108,162	48,962	(0.7%)	119.5%
Derivatives	12,903	4,395	4,854	193.6%	165.8%
Repo transactions	304,765	236,923	227,050	28.6%	34.2%
Other financial assets	87,029	122,252	60,174	(28.8%)	44.6%
Loans and other financing	1,352,641	1,418,441	1,362,632	(4.6%)	(0.7%)
Non-financial public sector	56	5	6	n.m	n.m
B.C.R.A	-	-	7	N/A	(100.0%)
Other financial institutions	4,530	9,547	11,132	(52.6%)	(59.3%)
Non-financial private sector and residents abroad	1,348,055	1,408,889	1,351,487	(4.3%)	(0.3%)
Other debt securities	1,103,657	1,370,527	1,237,042	(19.5%)	(10.8%)
Financial assets pledged as collateral	144,839	107,216	110,740	35.1%	30.8%
Current income tax assets	122	108	414	13.0%	(70.5%)
Investments in equity instruments	2,974	3,133	1,835	(5.1%)	62.1%
Investments in subsidiaries and associates	7,475	7,458	7,350	0.2%	1.7%
Property and equipment	192,382	192,449	193,033	(0.0%)	(0.3%)
Intangible assets	20,644	19,873	17,829	3.9%	15.8%
Deferred income tax assets	2,272	2,529	2,964	(10.2%)	(23.3%)
Other non-financial assets	63,957	57,892	56,074	10.5%	14.1%
Non-current assets held for sale	539	539	482	-	11.8%
Total Assets	3,881,987	4,224,355	3,815,786	(8.1%)	1.7%
Liabilities
Deposits	2,593,867	2,709,531	2,534,570	(4.3%)	2.3%
Non-financial public sector	20,859	14,837	22,095	40.6%	(5.6%)
Financial sector	1,287	2,550	1,512	(49.5%)	(14.9%)
Non-financial private sector and residents abroad	2,571,721	2,692,144	2,510,963	(4.5%)	2.4%
Liabilities at fair value through profit or loss	87	-	-	N/A	N/A
Derivatives	2,325	636	1,321	265.6%	76.0%
Other financial liabilities	210,354	375,562	256,471	(44.0%)	(18.0%)
Financing received from the B.C.R.A. and other financial institutions	23,483	37,361	35,268	(37.1%)	(33.4%)
Corporate bonds issued	-	-	749	N/A	(100.0%)
Current income tax liabilities	21,516	36,996	1,129	(41.8%)	n.m
Provisions	10,697	15,807	16,805	(32.3%)	(36.3%)
Deferred income tax liabilities	27,555	19,341	17,208	42.5%	60.1%
Other non-financial liabilities	227,501	264,663	232,736	(14.0%)	(2.2%)
Total Liabilities	3,117,385	3,459,897	3,096,257	(9.9%)	0.7%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	265,252	265,252	265,252	-	-
Reserves	424,136	424,136	355,436	-	19.3%
Retained earnings	-	-	22	N/A	(100.0%)
Other accumulated comprehensive income	(18,977)	(9,263)	(4,260)	(104.9%)	(345.5%)
Income for the period	75,236	65,605	84,262	14.7%	(10.7%)
Equity attributable to owners of the Parent	753,005	753,088	708,070	(0.0%)	6.3%
Equity attributable to non-controlling interests	11,597	11,370	11,459	2.0%	1.2%
Total Equity	764,602	764,458	719,529	0.0%	6.3%
Total Liabilities and Equity	3,881,987	4,224,355	3,815,786	(8.1%)	1.7%
31

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q23	2Q23	1Q23	4Q22	3Q22
Assets
Cash and deposits in banks	478,340	572,458	624,341	601,918	484,351
Cash	252,257	190,221	200,355	238,612	226,664
Financial institutions and correspondents	225,905	315,853	423,739	363,123	257,673
B.C.R.A	207,670	303,723	408,041	327,903	229,589
Other local and foreign financial institutions	18,235	12,130	15,698	35,220	28,084
Other	178	66,384	247	183	14
Debt securities at fair value through profit or loss	107,448	108,162	47,256	51,844	48,962
Derivatives	12,903	4,395	1,879	4,608	4,854
Repo transactions	304,765	236,923	235,625	106,785	227,050
Other financial assets	87,029	122,252	64,847	66,517	60,174
Loans and other financing	1,352,641	1,418,441	1,424,957	1,456,782	1,362,632
Non-financial public sector	56	5	5	3	6
B.C.R.A	-	-	-	18	7
Other financial institutions	4,530	9,547	8,812	8,597	11,132
Non-financial private sector and residents abroad	1,348,055	1,408,889	1,416,140	1,448,164	1,351,487
Other debt securities	1,103,657	1,370,527	1,165,073	1,310,527	1,237,042
Financial assets pledged as collateral	144,839	107,216	88,656	93,845	110,740
Current income tax assets	122	108	128	79	414
Investments in equity instruments	2,974	3,133	2,027	1,906	1,835
Investments in subsidiaries and associates	7,475	7,458	7,655	7,044	7,350
Property and equipment	192,382	192,449	193,845	195,236	193,033
Intangible assets	20,644	19,873	19,433	19,538	17,829
Deferred income tax assets	2,272	2,529	2,567	3,088	2,964
Other non-financial assets	63,957	57,892	59,322	59,203	56,074
Non-current assets held for sale	539	539	539	457	482
Total Assets	3,881,987	4,224,355	3,938,150	3,979,377	3,815,786
Liabilities
Deposits	2,593,867	2,709,531	2,623,168	2,669,026	2,534,570
Non-financial public sector	20,859	14,837	20,090	19,665	22,095
Financial sector	1,287	2,550	1,718	691	1,512
Non-financial private sector and residents abroad	2,571,721	2,692,144	2,601,360	2,648,670	2,510,963
Liabilities at fair value through profit or loss	87	-	-	-	-
Derivatives	2,325	636	869	679	1,321
Other financial liabilities	210,354	375,562	221,471	240,595	256,471
Financing received from the B.C.R.A. and other financial institutions	23,483	37,361	30,800	40,372	35,268
Corporate bonds issued	-	-	-	388	749
Current income tax liabilities	21,516	36,996	26,656	14,724	1,129
Provisions	10,697	15,807	16,528	17,612	16,805
Deferred income tax liabilities	27,555	19,341	9,464	13,594	17,208
Other non-financial liabilities	227,501	264,663	241,911	239,094	232,736
Total Liabilities	3,117,385	3,459,897	3,170,867	3,236,084	3,096,257
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	265,252	265,252	265,252	265,252	265,252
Reserves	424,136	424,136	355,436	355,436	355,436
Retained earnings	-	-	119,505	22	22
Other accumulated comprehensive income	(18,977)	(9,263)	(16,310)	(15,234)	(4,260)
Income for the period	75,236	65,605	25,081	119,483	84,262
Equity attributable to owners of the Parent	753,005	753,088	756,322	732,317	708,070
Equity attributable to non-controlling interests	11,597	11,370	10,961	10,976	11,459
Total Equity	764,602	764,458	767,283	743,293	719,529
Total Liabilities and Equity	3,881,987	4,224,355	3,938,150	3,979,377	3,815,786

32

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Assets
Cash and deposits in banks	439,855	508,045	432,492	(13.4%)	1.7%
Debt securities at fair value through profit or loss	79,522	7	2,559	n.m	n.m
Other financial assets	16,552	15,976	16,549	3.6%	0.0%
Loans and other financing	82,527	80,387	77,513	2.7%	6.5%
Other financial institutions	2	7	2	(71.4%)	-
Non-financial private sector and residents abroad	82,524	80,378	77,508	2.7%	6.5%
Other debt securities	16,761	48,626	19,744	(65.5%)	(15.1%)
Financial assets pledged as collateral	8,939	8,863	22,241	0.9%	(59.8%)
Investments in equity instruments	162	166	98	(2.4%)	65.3%
Total foreign currency assets	644,318	662,070	571,196	(2.7%)	12.8%
Liabilities
Deposits	518,978	507,474	502,054	2.3%	3.4%
Non-Financial Public Sector	16,024	9,548	12,283	67.8%	30.5%
Financial Sector	284	276	138	2.9%	105.8%
Non-financial private sector and residents abroad	502,670	497,650	489,632	1.0%	2.7%
Other financial liabilities	29,243	102,029	41,721	(71.3%)	(29.9%)
Financing received from the B.C.R.A. and other financial institutions	2,544	3,717	1,554	(31.6%)	63.7%
Other non financial liabilities	22,368	18,685	19,577	19.7%	14.3%
Total foreign currency liabilities	573,133	631,905	564,906	(9.3%)	1.5%
	0	0	0
Foreign Currency Net Position - AR$	71,185	30,165	6,290	136.0%	n.m

Foreign Currency Net Position - USD	203	118	43	73.1%	376.3%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.
33

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q23	2Q23	3Q22	QoQ	YoY
Interest income	586,891	500,488	343,875	17.3%	70.7%
Interest expense	(316,656)	(250,387)	(161,384)	(26.5%)	(96.2%)
Net interest income	270,235	250,101	182,491	8.1%	48.1%
Fee income	39,521	44,971	39,351	(12.1%)	0.4%
Fee expenses	(21,898)	(12,967)	(17,621)	(68.9%)	(24.3%)
Net fee income	17,623	32,004	21,730	(44.9%)	(18.9%)
Net income from financial instruments at fair value through P&L	8,171	9,996	8,940	(18.3%)	(8.6%)
Net loss from write-down of assets at amortized cost and fair value through OCI	4,068	3,088	243	31.7%	n.m
Foreign exchange and gold gains	2,140	4,357	5,300	(50.9%)	(59.6%)
Other operating income	9,991	9,457	10,722	5.6%	(6.8%)
Loan loss allowances	(7,718)	(14,962)	(9,774)	48.4%	21.0%
Net operating income	304,510	294,041	219,652	3.6%	38.6%
Personnel benefits	(42,416)	(39,110)	(33,026)	(8.5%)	(28.4%)
Administrative expenses	(47,345)	(42,005)	(34,999)	(12.7%)	(35.3%)
Depreciation and amortization	(4,370)	(4,709)	(4,909)	7.2%	11.0%
Other operating expenses	(43,074)	(39,225)	(31,334)	(9.8%)	(37.5%)
Operating expenses	(137,205)	(125,049)	(104,268)	(9.7%)	(31.6%)
Operating income	167,305	168,992	115,384	(1.0%)	45.0%
Income from associates and joint ventures	18	799	(912)	(97.7%)	102.0%
Income from net monetary position	(152,072)	(104,474)	(84,309)	(45.6%)	(80.4%)
Income before income tax	15,251	65,317	30,163	(76.7%)	(49.4%)
Income tax	(5,366)	(24,383)	(7,137)	78.0%	24.8%
Income for the period	9,885	40,934	23,026	(75.9%)	(57.1%)
Owners of the parent	9,631	40,525	23,444	(76.2%)	(58.9%)
Non-controlling interests	254	409	(418)	(37.9%)	160.8%

Other comprehensive Income (1)	(9,742)	7,046	16,514	(238.3%)	(159.0%)
Total comprehensive income	143	47,980	39,540	(99.7%)	(99.6%)

34

Income Statement – 5 quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q23	2Q23	1Q23	4Q22	3Q22
Interest income	586,891	500,488	415,870	409,789	343,875
Interest expense	(316,656)	(250,387)	(196,938)	(194,304)	(161,384)
Net interest income	270,235	250,101	218,932	215,485	182,491
Fee income	39,521	44,971	36,678	40,175	39,351
Fee expenses	(21,898)	(12,967)	(17,775)	(19,522)	(17,621)
Net fee income	17,623	32,004	18,903	20,653	21,730
Net income from financial instruments at fair value through P&L	8,171	9,996	11,645	10,153	8,940
Net loss from write-down of assets at amortized cost and fair value through OCI	4,068	3,088	64	(1,185)	243
Foreign exchange and gold gains	2,140	4,357	1,760	747	5,300
Other operating income	9,991	9,457	9,165	11,124	10,722
Loan loss allowances	(7,718)	(14,962)	(13,647)	(14,927)	(9,774)
Net operating income	304,510	294,041	246,822	242,050	219,652
Personnel benefits	(42,416)	(39,110)	(36,802)	(37,233)	(33,026)
Administrative expenses	(47,345)	(42,005)	(40,018)	(35,358)	(34,999)
Depreciation and amortization	(4,370)	(4,709)	(4,707)	(6,806)	(4,909)
Other operating expenses	(43,074)	(39,225)	(33,863)	(37,335)	(31,334)
Operating expenses	(137,205)	(125,049)	(115,390)	(116,732)	(104,268)
Operating income	167,305	168,992	131,432	125,318	115,384
Income from associates and joint ventures	18	799	(100)	242	(912)
Income from net monetary position	(152,072)	(104,474)	(94,783)	(74,230)	(84,309)
Income before income tax	15,251	65,317	36,549	51,330	30,163
Income tax	(5,366)	(24,383)	(11,484)	(16,593)	(7,137)
Income for the period	9,885	40,934	25,065	34,737	23,026
Owners of the parent	9,631	40,525	25,081	35,221	23,444
Non-controlling interests	254	409	(16)	(484)	(418)

Other comprehensive Income (OCI)(1)	(9,742)	7,046	(1,075)	(10,974)	16,514
Total comprehensive income	143	47,980	23,990	23,763	39,540
(1) Net of Income Tax.
35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Profitability
Efficiency Ratio	82.4%	52.0%	64.8%	3,039 bps	1,760 bps
ROA	0.9%	4.0%	2.4%	(304)bps	(141)bps
ROE	5.1%	21.5%	13.5%	(1,646)bps	(844)bps
Liquidity
Liquid assets / Total Deposits	76.6%	84.1%	78.5%	(750)bps	(184)bps
Capital
Regulatory Capital Ratio	27.13%	28.38%	26.25%	(125)bps	88 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.13%	27.99%	26.04%	(86)bps	108 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.42%	1.38%	1.07%	4 bps	35 bps
Allowances /Total non-performing portfolio	186.42%	218.44%	236.86%	(3,202)bps	(5,044)bps
Cost of Risk	2.14%	4.09%	2.65%	(195)bps	(51)bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q23	2Q23	3Q22	QoQ	YoY
Profitability
Efficiency Ratio	63.8%	56.6%	69.0%	719 bps	(519)bps
ROA	2.6%	3.2%	2.9%	(67)bps	(30)bps
ROE	13.5%	17.8%	16.8%	(427)bps	(328)bps
Liquidity
Liquid assets / Total Deposits	76.6%	84.1%	78.5%	(750)bps	(184)bps
Capital
Regulatory Capital Ratio	27.1%	28.4%	26.2%	(125)bps	88 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.1%	28.0%	26.0%	(86)bps	108 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.42%	1.38%	1.07%	4 bps	35 bps
Allowances /Total non-performing portfolio	186.42%	218.44%	236.86%	(3,202)bps	(5,044)bps
Cost of Risk	3.40%	3.93%	2.25%	(53)bps	115 bps
36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 21, 2023	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer